UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. )

SCHEDULE 13D

AEGEAN MARINE PETROLEUM NETWORK INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

Y0017S102
(CUSIP Number)

Shah Capital Management
8601 Six Forks Road, Suite 630
Raleigh, NC 27615
Tel. No.: (919) 719-6360
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 5, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d 7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) Names of reporting persons:

Shah Capital Management

(2) Check the appropriate box if a member of a group:
(a)
(b)

(3) SEC use only

(4) Source of funds (see instructions)

OO

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) of Schedule 13D

N/A

(6) Citizenship or place of organization

NORTH CAROLINA

Number of shares beneficially owned by each reporting person with:

(7)  Sole voting power

0

(8) Shared voting power

5,548,607 (including options to purchase 44,300 shares)

(9) Sole dispositive power

0

(10) Shared dispositive power

5,548,607

(11) Aggregate amount beneficially owned by each reporting person

5,548,607

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

N/A

(13) Percent of class represented by amount in Row (11)

14.15%

(14) Type of reporting person (see instructions)

IA

(1) Names of reporting persons:

Shah Capital Opportunity Fund LP

(2) Check the appropriate box if a member of a group:
(a)
(b)

(3) SEC use only

(4) Source of funds (see instructions)

OO

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) of Schedule 13D

N/A

(6) Citizenship or place of organization

DELAWARE

Number of shares beneficially owned by each reporting person with:

(7)  Sole voting power

0

(8) Shared voting power

5,000,000

(9) Sole dispositive power

0

(10) Shared dispositive power

5,000,000

(11) Aggregate amount beneficially owned by each reporting person

5,000,000

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

N/A

(13) Percent of class represented by amount in Row (11)

12.76%

(14) Type of reporting person (see instructions)

PN

(1) Names of reporting persons:

Himanshu H. Shah

(2) Check the appropriate box if a member of a group:
(a)
(b)

(3) SEC use only

(4) Source of funds (see instructions)

PF

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) of Schedule 13D

N/A

(6) Citizenship or place of organization

UNITED STATES

Number of shares beneficially owned by each reporting person with:

(7)  Sole voting power

35,594

(8) Shared voting power

5,548,607

(9) Sole dispositive power

35,594

(10) Shared dispositive power

5,548,607

(11) Aggregate amount beneficially owned by each reporting person

5,584,201

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

N/A

(13) Percent of class represented by amount in Row (11)

14.24%

(14) Type of reporting person (see instructions)

IN

SCHEDULE 13D

Item 1. Security and Issuer

Common Stock of AEGEAN MARINE PETROLEUM NETWORK INC.

AEGEAN MARINE PETROLEUM NETWORK INC. (ANW)
10, Akti Kondili
Piraeus 185 38 Athens, Greece

Item 2. Identity and Background

(a). Name: SHAH CAPITAL MANAGEMENT.

(b). Business Address: 8601 Six Forks Road, Suite 630, Raleigh, NC 27615

(c). Principal business: The principal business of each of Shah Capital and Shah Opportunity is investing in securities.
The principal occupation of Mr. Shah is serving as the President and Chief Investment Officer of Shah Capital.

(d). During the last five years, the reporting person has not been convicted in a criminal proceeding.

(e). During the last five years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

(f). Citizenship
Mr. Shah is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Except for the 35,594 shares of Common stock owned directly by Mr. Shah, the reporting person uses assets under management.

Item 4. Purpose of the Transaction

The Reporting Person acquired the Shares because it believes the Shares represent an attractive investment opportunity. The reporting person intends to review its investment in the Issuer on a continuing basis and in connection therewith, has and will engage to discuss with the Board of Directors, members of management, and/or other shareholders which may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of
Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) Aggregate number of shares owned:
(b) Percentage of class of securities owned:
(c) Number of Shares to which reporting person has:
(i) Sole Voting Power
(ii) Shared Voting Power
(iii) Sole Dispositive Power
(iv) Shared Dispositive Power

 	SCM        Shah Capital Opportunity 	Himanshu
		   Fund LP

(a)	5,548,607	5,000,000		5,584,201
(b)	14.15%		12.76%			14.24%
(i)	N/A		N/A			35,594
(ii)	5,548,607	5,000,000		5,584,201
(iii)	N/A		N/A			35,594
(iv)	5,548,607	5,000,000		5,584,201

(c) See the trading data set forth in Exhibit 99.1 hereto, which is hereby incorporated by reference into this Item 5(c) as if restated here in full

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement

(e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in this Statement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies

Item 7. Material to be Filed as Exhibits

Exhibit 1 Joint Filing Agreement dated June 6, 2018 by and among
Shah Capital Management, Inc, Shah Capital Opportunity Fund LP and Himanshu H. Shah

Exhibit 99.1 Trading data of the transactions in the Common Stock that were effected since past 60 days

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 6, 2018

Signature: Himanshu H. Shah/Sd.

Name/Title: Himanshu H. Shah, President and CIO